Exhibit 21

LIST OF SUBSIDIARIES

CalAmp Products, Inc. - a Delaware corporation

CalAmp Northstar Holdings, Inc. - a Canadian corporation *

California Amplifier SARL - a French corporation

CalAmp Wireless Networks Corporation - a Delaware corporation

CalAmp Wireless Networks Inc. - a Canadian corporation

*	non-operating holding company